General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

August 22, 2011

VIA EDGAR

Mr. Kyle L. Moffatt
Associate Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:      General Communication, Inc.
Form 8-K filed August 8, 2011
File No. 000-15279

GCI, Inc.
Form 8-K filed August 8, 2011
File No.  000-05890

Dear Mr. Moffatt:

This letter is provided in response to your letter dated August 9, 2011.  Included below are your questions and comments, numbered consistent with your letter, with our answers immediately following each sequentially numbered item.

1.
Based on Mr. Schneider’s extensive involvement in your financial reporting, please explain in sufficient detail how you concluded that his involvement did not impact the integrity of your financial reporting process. In this regard, please:

•	Discuss the process by which the Audit Committee agenda is set and decisions are made.

•	Discuss any special rights or privileges held by the Chairman of the Audit Committee, as compared to other members of the Audit Committee.

•	Identify each of the major functions and responsibilities of the Audit Committee as a whole and of Mr. Schneider, as Chairman of the Audit Committee.

Mr. Kyle L. Moffatt
United States Securities and Exchange Commission
August 22, 2011

•
For each major function and responsibility, discuss your views as to the impact of Mr. Schneider’s involvement, how the results of those functions and responsibilities would have been different had he not been involved, and the basis for your view.

•
Discuss your evaluation of the impact of his involvement on all filings that were made by General Communication, Inc. and GCI, Inc. subsequent to the December 22, 2010 order.  In this regard, we note the filings of Forms 10-K, 10-Q and 8-K by both registrants and the filing of a definitive proxy statement on Schedule 14a filed May 12, 2011 by General Communication, Inc. and Form S-4 filed June 22, 2011 by GCI, Inc.  We note that the exchange offer on Form S-4 closed on August 5, 2011.

Response:  The Audit Committee’s agenda is initially developed by the Chief Financial Officer or Chief Accounting Officer of General Communication, Inc. (“GCI”) with input received from GCI’s external auditor.  The initial draft of the agenda is then circulated to all members of the Audit Committee, who are afforded the opportunity to comment on the proposed agenda.  While the GCI Audit Committee Charter (the “Charter”) does provide that the Chairman of the Audit Committee will develop the committee’s agenda (with input from management and other members of the Board of Directors), in practice it has proven to be a more efficient and constructive process for management to produce the initial draft agenda.  Since the Commission’s Rule 102(e) order dated December 22, 2010 against Mr. Schneider (the “Order”), no Audit Committee agenda item proposed by management (or by other members of the Board of Directors or our external auditor) has been materially altered or removed at the request of Mr. Schneider.  All Audit Committee decisions since the date of the Order have been made unanimously by the committee members present at the meeting (although under the Charter, theoretically decisions could be made by a majority of the Audit Committee members present at a meeting as long as a quorum of a majority of members are present).

While there are a few limited rights and privileges provided to the Chairman of the Audit Committee under the Charter, in practice the Chairman does not exercise any special rights or privileges as compared to other members of the Audit Committee.  In addition to the right to set the Audit Committee agenda as discussed above, the Charter provides that the Chairman will determine the frequency and schedule of committee meetings (in consultation with committee members), will have certain communication responsibilities and will serve as the initial point of contact for various complaints involving a GCI officer,

Mr. Kyle L. Moffatt
United States Securities and Exchange Commission
August 22, 2011

director or employee.  The Chairman of the Audit Committee has not historically influenced the Audit Committee schedule, which is fairly well established based on the timing of board meetings and regularly scheduled earnings releases and securities filings.  While the Chairman of the Audit Committee does maintain regular contact with senior management, other committee chairs and the external auditor, other members of the Audit Committee are also in regular contact with these different constituencies.  The Chairman does occasionally provide an oral report to the full Board of Directors at board meetings, which are almost always attended by one or more additional members of the Audit Committee.  Since the date of the Order, there have not been any complaints involving a GCI officer, director or employee that have been directed to the Chairman of the Audit Committee.  The only other unique role served by the Chairman of the Audit Committee is to execute engagement letters with our external auditor for engagements authorized by the Audit Committee (which engagement letters are also acknowledged by our Chief Financial Officer).

The GCI Audit Committee acts on behalf of the Board of Directors and generally carries out specific duties including the following, all of which are described in detail in the Charter:

•	Principal Accountant Selection, Qualification – Is directly responsible for appointment, compensation, retention, oversight, qualifications and independence of our external auditor.

•	Financial Statements – Assists in our board’s oversight of integrity of the financial statements.

•	Financial Reports, Internal Control – Is directly responsible for oversight of the audit by our external auditor of our financial reports and reports on internal control.

•	Annual Reports – Prepares reports required to be included in our annual proxy statement.

•
Complaints – Receives and responds to certain complaints relating to internal accounting controls, and auditing matters, confidential, anonymous submissions by our employees regarding questionable accounting or auditing matters, and certain alleged illegal acts or behavior-related conduct in violation of our Ethics Code.

•	Principal Accountant Disagreements – Resolves disagreements, if any, between our external auditor and us regarding financial reporting.

•	Non-Audit Services – Reviews and pre-approves any non-audit services (audit-related, tax and other non-audit related services) provided to us by our external auditor.

Mr. Kyle L. Moffatt
United States Securities and Exchange Commission
August 22, 2011

•	Attorney Reports – Addresses certain attorney reports, if any, relating to violation of securities law or fiduciary duty by one of our officers, directors, employees or agents.

•	Related Party Transactions – Reviews certain related party transactions.

•	Other – Carries out other assignments as designated by our board.

As Chairman of the Audit Committee, Mr. Schneider was an active participant in each of the functions and responsibilities of the Audit Committee.  The Audit Committee acts as a full committee and does not delegate any of its functions or responsibilities to the Chairman or another individual member of the committee.  Since the date of the Order on December 22, 2010, each of the actions taken by the Audit Committee have been unanimous.  Accordingly, we do not believe that any actions taken by the Audit Committee since December 22, 2010 would have been different if Mr. Schneider had not been involved.  It is also worth noting that nearly all of the work performed by the Audit Committee since December 22, 2010 could best be characterized as routine oversight of financial reporting and internal controls.  Since December 22, 2010, we have not received any complaints that required Audit Committee attention, there have not been any attorney reports pertaining to violations of securities laws or fiduciary duties and there have been no disagreements with our external auditor.  There was one related party transaction involving an operating lease of an aircraft with a company owned by our Chief Executive Officer that was carefully considered and unanimously authorized by the Audit Committee.

With respect to the securities filings made by GCI and GCI, Inc. subsequent to the Order, Mr. Schneider has participated in the routine oversight of the financial statements, related internal controls and other disclosures made in the filings.  Such financial statements and securities filings are initially prepared by our senior management team and are then reviewed by the Audit Committee, who then discusses various accounting and internal control issues with our external auditor.  The Audit Committee also reviews critical accounting policies and estimates with the external auditor, those major areas that required management judgment and accounting estimates and those areas that may be subject to alternative accounting treatments.  Since December 22, 2010, there has not been any disagreement among members of the Audit Committee as to how any particular accounting issues should be resolved or whether a particular transaction should be subject to an alternative accounting treatment.  Accordingly, we do not believe that any of the securities filings made by GCI or GCI, Inc. would have been different if Mr. Schneider had not been involved.

We would also like to point out that on August 8, 2011, GCI, Inc. extended the expiration date of its exchange offer on Form S-4 to August 12, 2011 to provide note holders with the opportunity to withdraw

Mr. Kyle L. Moffatt
United States Securities and Exchange Commission
August 22, 2011

from the exchange offer based on the recent development of Mr. Schneider’s resignation from the Audit Committee.  Such offer did expire on August 12, 2011 and subsequently closed on August 15, 2011.

2.	Explain to us in detail how you concluded that it was appropriate for Mr. Schneider to continue to serve on the Audit Committee after the Commission’s order on December 22, 2010.

Response:  We began to investigate whether it was appropriate for Mr. Schneider to continue to serve on the Audit Committee on July 22, 2010, the same day that the Commission announced settlement of charges against Mr. Schneider.  Our investigation was conducted from both a legal perspective (i.e. whether there were any legal impediments to Mr. Schneider remaining on the Audit Committee) and from a shareholder perspective (i.e. whether Mr. Schneider remaining on the Audit Committee was in the best interest of GCI and its shareholders).

From a legal perspective, we consulted with outside counsel and were advised that there was very limited Commission guidance on the scope of “appearing or practicing” before the Commission as an accountant.  There was no published Commission interpretation stating that service on an audit committee would constitute “appearing or practicing” before the Commission as an accountant.  Clearly the phrase would prohibit an accountant from participating in the audit of a public company, but the parameters of the prohibition appeared to us to be otherwise undefined.

Accordingly, we examined two factors that we deemed to be critical in concluding that from a legal perspective, Mr. Schneider could continue to serve on the Audit Committee.  First, we considered that an audit committee member does not legally have to be a certified public accountant.  Mr. Schneider’s status as a certified public accountant was certainly relevant in our determination that he qualified as an “audit committee financial expert” according to the requirements of SEC Regulation S-K Items 407(d)(5)(ii) and 407(d)(5)(iii), but the other two members of the Audit Committee were also “audit committee financial experts”, making Mr. Schneider’s status somewhat superfluous (an audit committee must have one “audit committee financial expert” pursuant to SEC Regulation S-K Item 407(d)(5)(i) or else provide disclosure why it does not have such an expert).  While we recognized that any Audit Committee member certainly has input in various accounting and financial reporting matters, it seemed erroneous to conclude that all Audit Committee members are “appearing or practicing” before the Commission as an accountant.  Otherwise, nearly every member of a public company audit committee who

Mr. Kyle L. Moffatt
United States Securities and Exchange Commission
August 22, 2011

is not a certified public accountant could arguably be engaged in the unlawful practice of accounting.  The second factor we examined was that the Commission’s settlement with Mr. Schneider did not include an officer and director bar pursuant to Section 21(d)(2) of the Securities Exchange Act of 1934.  To prohibit Mr. Schneider from serving on the Audit Committee appeared to us to be a form of an officer and director bar that would have been sought by the Commission pursuant to Section 21(d)(2) if that result had been intended, not through the application of a Rule 102(e) order.

Based on the foregoing, we concluded that Mr. Schneider could continue to serve on the Audit Committee from a legal perspective.  By July 23, 2010, these legal conclusions had been shared by outside counsel with our board and senior management.

Once we concluded that Mr. Schneider could remain on the Board of Directors and the Audit Committee from a legal perspective, we examined whether it was in the best interests of GCI and its shareholders for Mr. Schneider to remain on the Audit Committee.  Some of the factors considered in this analysis were:

•
Mr. Schneider has demonstrated competence, integrity and expertise in financial and business matters in his service on the GCI board since July 1994.  The Board of Directors considers his contributions to be extremely valuable.

•	Directors of Mr. Schneider’s caliber are difficult to come by for geographically isolated companies such as GCI.

•
In his service on the Board of Directors, Mr. Schneider has never advocated inappropriate accounting or business positions with respect to action taken by GCI or with respect to financial reporting or disclosure.

•	In the settlement, Mr. Schneider did not admit any of the Commission’s allegations, which present the unproven version of one side of the dispute that has not been adjudicated.

•	The Commission did not allege that Mr. Schneider acted with an intent to defraud, only that his actions were negligent with respect to certain accounting matters.

•	The Commission’s Complaint had nothing to do with GCI or Mr. Schneider’s service on the Board of Directors.

•
Mr. Schneider’s role as a director of GCI does not encompass the type of activities that are the subject of the complaint.  Mr. Schneider’s position with GCI does not permit him to formulate or direct representations with respect to GCI’s earnings.

Mr. Kyle L. Moffatt
United States Securities and Exchange Commission
August 22, 2011

•	Mr. Schneider has been elected as a director of GCI by its shareholders with a term that expires in July 2013.

•
The bylaws of GCI provide that a director can only be removed by a vote of the shareholders, by a declaration by court order that a director is of unsound mind or by court order following a determination of the commission of fraudulent or dishonest acts, gross neglect of duty, or gross abuse of authority or discretion with respect to the corporation.

After consideration of these factors at a meeting held on September 16, 2010, the Board determined that no action on its part with respect to Mr. Schneider’s continuing service on the Board of Directors and its respective committees was warranted.  Furthermore, the Board of Directors concluded that Mr. Schneider’s continuing service on the Board of Directors and its committees was extremely valuable and in the best interests of GCI and its shareholders, and that there would be no adverse impact on the integrity of the financial reporting process.

3.
Further, we believe you should amend any filings that contain the statement that the Board concluded that the SEC charges and SEC administrative order, and Mr. Schneider’s settlement of those charges and consent to that order, did not limit his ability to serve on your Board or explain to us why you believe such amendments are not necessary.

Response:  We do not believe an amendment to our public filings is necessary because the referenced statement was accurate when made and remains accurate today.  As noted in our response to Comment 2 above, Mr. Schneider is not subject to an officer and director bar pursuant to Section 21(d)(2) of the Securities Exchange Act of 1934.  Our statement says that the Order does not “limit [Mr. Schneider’s] ability to serve on our board”.  Mr. Schneider is not barred from serving as a director on our board and so we believe that the statement is correct.  In future filings, we would propose to supplement our disclosure with the following statement:

The Staff of the SEC has informed us that it is their position that Mr. Schneider is not permitted to serve on the audit committee of our board.  Accordingly, Mr. Schneider resigned from his position on the audit committee of our board effective as of August 8, 2011.

It should also be noted that at the verbal direction of SEC staff, we have filed a Form 8-K on August 8, 2011, disclosing that Mr. Schneider resigned from his position on the Audit Committee (although such a

Mr. Kyle L. Moffatt
United States Securities and Exchange Commission
August 22, 2011

filing would not typically be required upon the change in committee membership).  Finally, we would note that the referenced statement was likely not a required disclosure pursuant to SEC Regulation S-K Item 401 and so we do not believe that an amendment should be required where the only purpose is to supplement an otherwise voluntary disclosure.

4.
In addition, please tell us your auditors’ determination regarding the impact of Mr. Schneider’s involvement in the financial reporting process and any correspondence or communications with the audit committee, of which Mr. Schneider was the Chairman.  Your response should specifically explain your auditors’ consideration of the requirements of AU Section 380, “Communication with Audit Committees” in light of Mr. Schneider’s settlement, the extent to which they believe such communications, oral or written, with Mr. Schneider affected the integrity of their audit, and the basis for their views.  In addition, please tell us whether your auditors believe their communications or conclusions would have changed, had Mr. Schneider ceased to have held his position as of December 22, 2010 and the basis for their belief.

Response:  The Company advises the Staff that Grant Thornton LLP, the Company’s independent auditor for the fiscal year ended December 31, 2010, has furnished an explanation for the questions asked in Comment No. 4.  Please refer to Attachment A for Grant Thornton LLP’s response to Comment No. 4.

5.
Finally, please tell us your consideration of any other implications of Mr. Schneider’s resignation, and the effects had it occurred as of December 22, 2010, including your compliance with NASDAQ requirements.

Response:  Nasdaq Listing Rule 5605(c)(2)(A) provides that we must have an audit committee of at least three members, each of whom must meet certain stated criteria.  In addition, one of such audit committee members must meet a specified financial sophistication test.  As of December 22, 2010, all three members of our Audit Committee met the base criteria and the financial sophistication test.  When Mr. Schneider resigned from the Audit Committee on August 8, 2011, the Board of Directors immediately convened and appointed a new member to the Audit Committee to replace Mr. Schneider.  Presumably, the same process would have been followed if Mr. Schneider had resigned as of December 22, 2010, in which case we would have immediately complied with Rule 5605(c)(2)(A).  Even if a replacement was not immediately named, we could have relied on the cure period provided by Nasdaq Listing Rule 5605(c)(4)(B), which would have allowed us until June 27, 2011 (the date of our next annual shareholder meeting) to fill the vacancy on the Audit Committee.  If we had relied upon such cure period, then we would have been required to provide notice to Nasdaq immediately upon Mr. Schneider’s resignation.  Accordingly, we do not believe there would have been any implications under Nasdaq requirements if Mr. Schneider’s resignation had occurred as of December 22, 2010.

Mr. Kyle L. Moffatt
United States Securities and Exchange Commission
August 22, 2011

We have also received an informal oral inquiry from Nasdaq for purposes of determining whether Mr. Schneider’s regulatory history constitutes a “public interest concern” pursuant to Nasdaq Listing Rule 5100.  We have verbally explained to Nasdaq our board’s analysis of the decision to retain Mr. Schneider (as described in the response to Comment 2 above) and have provided Nasdaq with documents related to the enforcement action with respect to Mr. Schneider.  We have not received any additional communications from Nasdaq about the matter since providing them with such material and have no reason at this stage to believe that Nasdaq will require us to implement any sort of remedial measures.

In connection with this response, we hereby acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (907) 868-5600 or Steven Miller of Sherman & Howard L.L.C. at (303) 297-2900, with any questions or comments you may have with respect to the foregoing.

Sincerely,

/s/ John M. Lowber

John M. Lowber,
Senior Vice President, Chief Financial Officer
General Communication, Inc.

cc:           Steven D. Miller, Esq., Sherman & Howard L.L.C.

Attachment A (Prepared by Grant Thornton LLP)

RE:      General Communication, Inc.

Form 8-K filed August 8, 2011

File No. 000-15279

GCI, Inc.

Form 8-K filed August 8, 2011

File No.  000-05890

4.
In addition, please tell us your auditors’ determination regarding the impact of Mr. Schneider’s involvement in the financial reporting process and any correspondence or communications with the audit committee, of which Mr. Schneider was the Chairman.  Your response should specifically explain your auditors’ consideration of the requirements of AU Section 380, “Communication with Audit Committees” in light of Mr. Schneider’s settlement, the extent to which they believe such communications, oral or written, with Mr. Schneider affected the integrity of their audit, and the basis for their views.  In addition, please tell us whether your auditors believe their communications or conclusions would have changed, had Mr. Schneider ceased to have held his position as of December 22, 2010 and the basis for their belief.

Upon learning of Mr. Schneider’s settlement with the SEC, Grant Thornton LLP followed its internal consultation protocol for significant client issues.  Grant Thornton then discussed the matter with management of General Communication, Inc. (“GCI”), who informed Grant Thornton that, based on their analysis, Mr. Schneider could legally continue on as the chairman of the GCI audit committee.  Grant Thornton corroborated management’s representation that Mr. Schneider could continue on the audit committee directly with GCI’s external SEC legal counsel and individually with Mr. Schneider.  In further response to Mr. Schneider’s settlement, Grant Thornton determined that it would be appropriate to have other audit committee members present in all meetings and included in other communications with the audit committee.  The GCI board considers all audit committee members to be financial experts and meet the Nasdaq requirement for financial sophistication.  There was always an additional audit committee member present in our meetings, except for one telephone conversation where Grant Thornton discussed a related party lease with Mr. Schneider.   However, Grant Thornton discussed the related party lease with the audit committee in a subsequent meeting. Based on the measures taken when Grant Thornton became aware of Mr. Schneider’s settlement, further action would not have been considered necessary upon the implementation of the December 22, 2010 order.

Given the composition of the audit committee and the fact that there were no other meetings regarding significant issues that included only Grant Thornton and Mr. Schneider, Grant Thornton’s communications with the audit committee, including those under AU Section 380, “Communication with Audit Committees,” and conclusions presented would not have changed had Mr. Schneider ceased to hold his position as chairman. As other audit committee members, in addition to Mr. Schneider, were always included in Grant Thornton’s communications, we do not believe that Mr. Schneider’s settlement affected the integrity of our audit or interim reviews.